1934 Act Registration No. 1-15128

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated April 15, 2004

For the month of March 2004

United Microelectronics Corporation

(Translation of Registrant’s Name into English)

No. 3 Li Hsin Road II

Science-Based Industrial Park

Hsinchu, Taiwan, R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)    Yes  ☐    No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

United Microelectronics Corporation

Date: 04/16/2004	By	/s/ Stan Hung

Stan Hung Chief Financial Officer

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Exhibit

Exhibit	Description

99.1	Announcement on March 19, 2004: To announce related materials on disposal of AU Optronics Corp. securities

99.2	Announcement on March 23, 2004: To announce related materials on acquisition of machinery and equipment

99.3	Announcement on March 23, 2004: To announce related materials on acquisition of machinery and equipment

99.4	Announcement on March 23, 2004: To announce the resolution from the 8th term, 36th Board Meeting regarding to the Company’s 7th treasury share repurchase program

99.5	Announcement on March 25, 2004: To announce related materials on disposal of AU Optronics Corp. securities

99.6	Announcement on March 26, 2004: To announce related materials on acquisition of machinery and equipment

99.7	Announcement on March 30, 2004: To announce related materials on disposal of AU Optronics Corp. securities

99.8	Announcement on March 31, 2004: To announce related materials on acquisition of UMCi Ltd common shares

99.9	Announcement on April 2, 2004: To announce related materials on acquisition of machinery and equipment

99.10	Announcement on April 5, 2004: To announce related materials on disposal of MediaTek Inc. securities

99.11	Announcement on April 6, 2004: To announce related materials on disposal of AU Optronics Corp. securities

99.12	Announcement on April 7, 2004: March Sales

99.13	Announcement on April 8, 2004: To announce related materials on acquisition of machinery and equipment

99.14	Announcement on April 8, 2004: To announce related materials on disposal of AU Optronics Corp. securities

99.15	Announcement on April 12, 2004: The impact of the power outage in the Hsinchu Science Park on 4/10

99.16	Announcement on April 13, 2004: To announce related materials on acquisition of machinery and equipment

99.17	Announcement on April 14, 2004: ZyDAS Aligns with UMC for Production of 802.11a/b/g Compliant IC

99.18	Announcement on April 15, 2004: 1) the trading and pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC 2) the acquisition and disposition of assets by UMC

www.umc.com Exhibit 99.1

To announce related materials on disposal of AU Optronics Corp. securities

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Common shares of AU Optronics Corp.

2.	Date of occurrence of the event: 2004/03/16~2004/03/19

3.	Volume, unit price, and total monetary amount of the transaction: trading volume: 9,224,339 shares; average unit price: $36.387 NTD; total amount: $335,646,013 NTD

4.	Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Shares Conversion of zero coupon exchangeable bonds due 2008

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): Not applicable

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): Gain of $205,227,755 NTD

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Shares Conversion of zero coupon exchangeable bonds due 2008

10.	The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Based on the offering memorandum.

11.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 347,180,674 shares; amount: $4,908,611,863 NTD; percentage of holdings: 7.98%

12.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: ratio of total assets: 23.94%; ratio of shareholder’s equity: 33.63%; the operational capital as shown in the most recent financial statement: $78,223,004 thousand NTD

13.	Broker and broker’s fee: Not applicable

14.	Concrete purpose or use of the acquisition or disposition: Shares Conversion of zero coupon exchangeable bonds due 2008

15.	Net worth per share of company underlying securities acquired or disposed of: Not applicable

16.	Do the directors have any objection to the present transaction? No

17.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction? No

18.	Any other matters that need to be specified: None

www.umc.com Exhibit 99.2

To announce related materials on acquisition of machinery and equipment

1.	Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.	Date of the occurrence of the event: 2004/02/19~2004/03/22

3.	Transaction volume (e.g. XX square meters, equivalent to XX ping), unit price, total transaction price: Transaction volume: 20; average unit price $28,946,896 NTD; total transaction price: $578,937,910 NTD

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): APPLIED MATERIALS ASIA PACIFIC LTD; non-related party transaction

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable

8.	Terms of delivery or payment (including payment period and monetary amount): 1) 90% paid upon shipment; 10% paid after acceptance 2) 100% paid after acceptance

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.	Name of the professional appraisal institution and its appraisal amount: Not applicable

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.	Is the appraisal report price a limited price or specific price? Not applicable

13.	Has an appraisal report not yet been obtained? Not applicable

14.	Reason an appraisal report has not yet been obtained: Not applicable

15.	Broker and broker’s fee: Not applicable

16.	Concrete purpose or use of the acquisition or disposition: To produce integrated circuits

17.	Do the directors have any objection to the present transaction? No

18.	Any other matters that need to be specified: None

www.umc.com Exhibit 99.3

To announce related materials on acquisition of machinery and equipment

1.	Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.	Date of the occurrence of the event: 2003/11/19~2004/03/22

3.	Transaction volume (e.g. XX square meters, equivalent to XX ping), unit price, total transaction price: Transaction volume: 11; average unit price: $49,322,336 NTD; total transaction price: $542,545,700 NTD

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): HITACHI HIGH-TECHNOLOGIES; non-related party transaction

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable

8.	Terms of delivery or payment (including payment period and monetary amount): 1) 90% paid upon shipment; 10% paid after acceptance 2) 100% paid after acceptance

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.	Name of the professional appraisal institution and its appraisal amount: Not applicable

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.	Is the appraisal report price a limited price or specific price? Not applicable

13.	Has an appraisal report not yet been obtained? Not applicable

14.	Reason an appraisal report has not yet been obtained: Not applicable

15.	Broker and broker’s fee: Not applicable

16.	Concrete purpose or use of the acquisition or disposition: To produce integrated circuits

17.	Do the directors have any objection to the present transaction? No

18.	Any other matters that need to be specified: None

www.umc.com Exhibit 99.4

To announce the resolution from the 8th term, 36th Board Meeting regarding to the Company’s 7th treasury share repurchase program

1.	Date of the board of directors resolution: 2004/03/23

2.	Purpose of the share repurchase: To transfer to employees

3.	Type of shares to be repurchased: Common Stock

4.	Ceiling on total monetary amount of the share repurchase: $17,100,000 thousand NTD

5.	Scheduled period for the repurchase: 2004/03/24~2004/05/23

6.	Number of shares to be repurchased: 360,000,000 shares

7.	Repurchase price range:$47.5~$19.6 per share. If the market price of the Company stock is below the above range, the Company will continue to repurchase shares.

8.	Method for the repurchase: Purchase directly from the Taiwan Securities Exchange

9.	Ratio of the shares to be repurchased to total issued shares of the Company: 2.23%

10.	Number and monetary amount of the Company’s own shares held at the time or reporting: 198,842,000 Shares; $7,103,503,713 NTD.

11.	Status of repurchases within three years prior to the time of reporting: From 2001/3/1 to 2004/3/5 298,037,000 Company shares were repurchased.

12.	Status of repurchases that have been reported but not yet completed:

-	The 1st repurchase is planned at 400,000,000 shares, but actually repurchased 37,425,000 shares. The reason for incomplete repurchase is to consider the stabilization of share price during the repurchase period, and to consider shareholder’s rights, and employee’s willingness to exercise the option in the future.

-	The 2nd repurchase is planned at 400,000,000 shares, but actually repurchased 0 shares. The reason for incomplete repurchase is to consider the stabilization of share price during the repurchase period, and to consider shareholder’s rights, and employee’s willingness to exercise the option in the future.

-	The 3rd repurchase is planned at 130,000,000 shares, but actually repurchased 129,035,000 shares. The reason for incomplete repurchase is because on the last repurchase date (9/28), the Company failed to repurchase 965,000 shares out of the 22,023,000 shares planned to repurchase at that date.

-	The 4th repurchase is planned at 100,000,000 shares, but actually repurchased 49,114,000 shares. The reason for incomplete repurchase is to consider the stabilization of share price during the repurchase period, and to consider shareholder’s rights, and employee’s willingness to exercise the option in the future.

-	The 6th repurchase is planned at 500,000,000 shares, but actually repurchased 99,195,000 shares. The reason for incomplete repurchase is to consider the stabilization of share price during the repurchase period, and to consider shareholder’s rights, and employee’s willingness to exercise the option in the future.

13.	Minutes of the board of directors meeting that resolved for the share repurchase: 8th term, 36th Board Meeting Minutes on 2004/03/23

14.	The rules for transfer of shares set forth in Article 10 of the Guidelines for Repurchase of Shares by Listed and OTC Companies: The repurchased shares within three years after the repurchase execution complete date, will be authorized to the Chairman to transfer to employees for one time or for several times. The eligibility is as follows: full-time regular employees of the Company who serve in the Company for at least one year from the base record date; the employees of Company or its subsidiaries who devoted special contribution and approved by the Chairman. The number of options that can be granted to an employee will be determined by a number of factors, including seniority, job grade, contribution, or other conditions deemed relevant by the management. The exercise price is the average repurchase execution price. If the exercise price is below the closing price of the date this plan is finalized, the closing price of the date of this plan will become the exercise price. If before the option can be exercised, the

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company’s common share volume increases, the Company should adjust the exercise price accordingly.

15.	The rules for conversion or subscription of shares set forth in Article 11 of the Guidelines for Repurchase of Shares by Listed and OTC Companies: Not Applicable

16.	Declaration that the financial state of the Company has been considered by the board of directors and that its capital maintenance will not be affected: The aforesaid total volume of the repurchase accounts for 2.23% of the Company’s outstanding shares, and the maximum dollar amount needed accounts for 16.04% of the Company’s current assets. The board of directors has considered the financial situation of the Company. The repurchase plan will not hurt the capital maintenance of the Company.

17.	Appraisal by a CPA or securities underwriter of the reasonableness of the share repurchase price: The CPA firm of the Company considers the repurchase volume and price of this repurchase plan to transfer to employees will have no major influence to the Company’s financial structure, repayment ability, profitability and cash flow.

18.	Other particular specified by the Securities and Futures Commission: None

www.umc.com Exhibit 99.5

To announce related materials on disposal of AU Optronics Corp. securities

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Common shares of AU Optronics Corp.

2.	Date of occurrence of the event: 2004/03/22~2004/03/25

3.	Volume, unit price, and total monetary amount of the transaction: trading volume: 8,657,270 shares; average unit price: $36.387 NTD; total amount: $315,012,075 NTD

4.	Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Shares Conversion of zero coupon exchangeable bonds due 2008

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): Not applicable

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): Gain of $192,611,316 NTD

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Shares Conversion of zero coupon exchangeable bonds due 2008

10.	The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Based on the offering memorandum.

11.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 338,523,404 shares; amount: $4,786,211,104 NTD; percentage of holdings: 7.78%

12.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: ratio of total assets: 23.90%; ratio of shareholder’s equity: 33.58%; the operational capital as shown in the most recent financial statement: $78,223,004 thousand NTD

13.	Broker and broker’s fee: Not applicable

14.	Concrete purpose or use of the acquisition or disposition: Shares Conversion of zero coupon exchangeable bonds due 2008

15.	Net worth per share of company underlying securities acquired or disposed of: Not applicable

16.	Do the directors have any objection to the present transaction? No

17.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction? No

18.	Any other matters that need to be specified: None

www.umc.com Exhibit 99.6

To announce related materials on acquisition of machinery and equipment

1.	Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.	Date of the occurrence of the event: 2004/03/09~2004/03/25

3.	Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: 14; average unit price: $62,485,296 NTD; total transaction price: $874,794,150 NTD

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): TOKYO ELECTRON LIMITED; non-related party transaction

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable

8.	Terms of delivery or payment (including payment period and monetary amount): 1) 90% paid upon shipment; 10% paid after acceptance 2) 100% paid after acceptance

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.	Name of the professional appraisal institution and its appraisal amount: Not applicable

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.	Is the appraisal report price a limited price or specific price? Not applicable

13.	Has an appraisal report not yet been obtained? Not applicable

14.	Reason an appraisal report has not yet been obtained: Not applicable

15.	Broker and broker’s fee: Not applicable

16.	Concrete purpose or use of the acquisition or disposition: To produce integrated circuits

17.	Do the directors have any objection to the present transaction? No

18.	Any other matters that need to be specified: None

www.umc.com Exhibit 99.7

To announce related materials on disposal of AU Optronics Corp. securities

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Common shares of AU Optronics Corp.

2.	Date of occurrence of the event: 2004/03/30

3.	Volume, unit price, and total monetary amount of the transaction: trading volume: 9,696,899 shares; average unit price: $36.387 NTD; total amount: $352,841,054 NTD

4.	Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Shares Conversion of zero coupon exchangeable bonds due 2008

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): Not applicable

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): Gain of $ 215,741,508 NTD

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Shares Conversion of zero coupon exchangeable bonds due 2008

10.	The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Based on the offering memorandum.

11.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 328,826,505 shares; amount: $4,649,111,558 NTD; percentage of holdings: 7.56%

12.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: ratio of total assets: 23.85%; ratio of shareholder’s equity: 33.50%; the operational capital as shown in the most recent financial statement: $78,223,004 thousand NTD

13.	Broker and broker’s fee: Not applicable

14.	Concrete purpose or use of the acquisition or disposition: Shares Conversion of zero coupon exchangeable bonds due 2008

15.	Net worth per share of company underlying securities acquired or disposed of: Not applicable

16.	Do the directors have any objection to the present transaction? No

17.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction? No

18.	Any other matters that need to be specified: None

www.umc.com Exhibit 99.8

To announce related materials on acquisition of UMCi Ltd common shares

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Common shares of UMCi Ltd

2.	Date of occurrence of the event: 2004/03/31

3.	Volume, unit price, and total monetary amount of the transaction: trading volume: 90,000,000 shares; average unit price: $2.2378 SGD; total amount: $201,402,000 SGD, about $3,951,507,240 NTD

4.	Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): EDB Investments Pte. Ltd.; non-related party transaction

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): Not applicable

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One time payment of $201,402,000 SGD

10.	The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: The decision making manner: Price negotiation; the reference basis: Net value per share; the decision-making department: The Chairman & President Office

11.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 744,243,030 shares; amount: $24,919,400,251 NTD; percentage of holdings: 84.96%

12.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: ratio of total assets: 25.11%; ratio of shareholder’s equity: 35.29%; the operational capital as shown in the most recent financial statement: $78,223,004 thousand NTD

13.	Broker and broker’s fee: Not applicable

14.	Concrete purpose or use of the acquisition or disposition: Long-term investment

15.	Net worth per share of company underlying securities acquired or disposed of: Not applicable

16.	Do the directors have any objection to the present transaction? No

17.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction? No

18.	Any other matters that need to be specified: None

www.umc.com

Exhibit 99.9

To announce related materials on acquisition of machinery and equipment

1.	Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.	Date of the occurrence of the event: 2003/11/24~2004/04/01

3.	Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: 6; average unit price: $99,161,500 NTD; total transaction price: $594,969,000 NTD

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): LAM RESEARCH INTERNATIONAL SARL.; non-related party transaction

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable

8.	Terms of delivery or payment (including payment period and monetary amount): 1) 90% paid upon shipment; 10% paid after acceptance 2) 100% paid after acceptance

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.	Name of the professional appraisal institution and its appraisal amount: Not applicable

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.	Is the appraisal report price a limited price or specific price? Not applicable

13.	Has an appraisal report not yet been obtained? Not applicable

14.	Reason an appraisal report has not yet been obtained: Not applicable

15.	Broker and broker’s fee: Not applicable

16.	Concrete purpose or use of the acquisition or disposition: To produce integrated circuits

17.	Do the directors have any objection to the present transaction? No

18.	Any other matters that need to be specified: None

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Exhibit 99.10

To announce related materials on disposal of MediaTek Inc. securities

1.	Name of the securities: Common shares of MediaTek Inc.

2.	Trading date: 2003/11/21~2004/04/05

3.	Trading volume, unit price, and total monetary amount of the transaction: trading volume: 880,000 shares; average unit price: $343.61 NTD; total amount: $302,373,000 NTD

4.	Gain (or loss) (not applicable in case of acquisition of securities): profit of $289,364,752 NTD

5.	Relationship with the underlying company of the trade: MediaTek Inc., investee company under cost method

6.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 70,796,154 shares; amount: 1,046,516,001 NTD; percentage of holdings: 11.04%; status of restriction of rights: No

7.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 25.03% ratio of shareholder’s equity: 35.17%; the operational capital as shown in the most recent financial statement: $78,223,004 thousand NTD

8.	Concrete purpose/objective of the acquisition or disposal: financing operation

9.	Do the directors have any objections to the present transaction? None

10.	Any other matters that need to be specified: None

www.umc.com

Exhibit 99.11

To announce related materials on disposal of AU Optronics Corp. securities

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Common shares of AU Optronics Corp.

2.	Date of occurrence of the event: 2004/03/31~2004/04/6

3.	Volume, unit price, and total monetary amount of the transaction: trading volume: 26,491,635 shares; average unit price: $36.387 NTD; total amount: $963,951,108 NTD

4.	Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Shares Conversion of zero coupon exchangeable bonds due 2008

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): Not applicable

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): Gain of $ 589,399,288 NTD

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Shares Conversion of zero coupon exchangeable bonds due 2008

10.	The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Based on the offering memorandum.

11.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 302,334,870 shares; amount: $4,274,559,738 NTD; percentage of holdings: 6.95%

12.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: ratio of total assets: 24.16% ratio of shareholder’s equity: 33.30%; the operational capital as shown in the most recent financial statement: $89,555,471 thousand NTD

13.	Broker and broker’s fee: Not applicable

14.	Concrete purpose or use of the acquisition or disposition: Shares Conversion of zero coupon exchangeable bonds due 2008

15.	Net worth per share of company underlying securities acquired or disposed of: Not applicable

16.	Do the directors have any objection to the present transaction? No

17.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction? No

18.	Any other matters that need to be specified: None

www.umc.com

Exhibit 99.12

United Microelectronics Corporation

April 7, 2004

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of March 2004

1)	Sales volume (NT$ Thousand)

Period	Items	2004	2003	Changes	%
March	Invoice amount	9,739,840	7,828,325	1,911,515	24.42%
2004	Invoice amount	26,160,983	18,593,984	7,566,999	40.70%
March	Net sales	9,006,592	7,056,527	1,950,065	27.63%
2004	Net sales	25,325,527	17,898,636	7,426,891	41.49%

2)	Funds lent to other parties (NT$ Thousand)

	Balance as of period end
	This Month	Last Month	Limit of lending
UMC	0	0	32,281,487
UMC’s subsidiaries	29,401	29,686	565,680

3)	Endorsements and guarantees (NT$ Thousand)

	Change in This Month	Balance as of period end	Limit of endorsements
UMC	0	0	64,562,974
UMC’s subsidiaries	-1,686	173,739	8,054,240
UMC endorses for subsidiaries		0	0
UMC’s subsidiaries endorse for UMC		0	0
UMC endorses for PRC companies		0	0
UMC’s subsidiaries endorse for PRC companies		0	0

4)	Financial derivatives transactions

a-1	Hedging purpose (for assets/liabilities denominated in foreign currencies)

Underlying assets / liabilities	N/A
Financial instruments
Realized profit (loss)

a-2	Hedging purpose (for the position of floating rate liabilities) NT$ million

Underlying assets / liabilities	20,494
Financial instruments	Interest rate swap
Mark to market value	305

b	Trading purpose : None

www.umc.com

Exhibit 99.13

To announce related materials on acquisition of machinery and equipment

1.	Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.	Date of the occurrence of the event: 2004/03/23~2004/04/07

3.	Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: 8; average unit price: $65,318,300 NTD; total transaction price: $522,546,400 NTD

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): APPLIED MATERIALS ASIA PACIFIC LTD; non-related party transaction

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.	Terms of delivery or payment (including payment period and monetary amount): 1) 90% paid upon shipment; 10% paid after acceptance 2) 100% paid after acceptance

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.	Name of the professional appraisal institution and its appraisal amount: Not applicable

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.	Is the appraisal report price a limited price or specific price? Not applicable

13.	Has an appraisal report not yet been obtained? Not applicable

14.	Reason an appraisal report has not yet been obtained: Not applicable

15.	Broker and broker’s fee: Not applicable

16.	Concrete purpose or use of the acquisition or disposition: to produce integrated circuits

17.	Do the directors have any objection to the present transaction? No

18.	Any other matters that need to be specified: None

www.umc.com

Exhibit 99.14

To announce related materials on disposal of AU Optronics Corp. securities

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Common shares of AU Optronics Corp.

2.	Date of occurrence of the event: 2004/04/07~2004/04/08

3.	Volume, unit price, and total monetary amount of the transaction: trading volume: 10,538,049 shares; average unit price: $36.387 NTD; total amount: $383,447,975 NTD

4.	Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Shares Conversion of zero coupon exchangeable bonds due 2008

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): Not applicable

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): Gain of $ 234,455,836 NTD

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Shares Conversion of zero coupon exchangeable bonds due 2008

10.	The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: Based on the offering memorandum.

11.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 290,465,535 shares; amount: $4,106,745,220 NTD; percentage of holdings: 6.67%

12.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: ratio of total assets: 24.10%; ratio of shareholder’s equity: 33.22%; the operational capital as shown in the most recent financial statement: $89,555,471 thousand NTD

13.	Broker and broker’s fee: Not applicable

14.	Concrete purpose or use of the acquisition or disposition: Shares Conversion of zero coupon exchangeable bonds due 2008

15.	Net worth per share of company underlying securities acquired or disposed of: Not applicable

16.	Do the directors have any objection to the present transaction? No

17.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction? No

18.	Any other matters that need to be specified: None

www.umc.com

Exhibit 99.15

The impact of the power outage in the Hsinchu Science Park on 4/10

1.	Date of occurrence of the event: 2004/04/10

2.	Cause of occurrence: None

3.	Countermeasures: None

4.	Any other matters that need to be specified: This power outage has no significant impact on the Company’s production, and the loss is limited.

www.umc.com Exhibit 99.16

To announce related materials on acquisition of machinery and equipment

1.	Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.	Date of the occurrence of the event: 2003/06/16~2004/04/12

3.	Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: 490; average unit price: $1,033,402 NTD; total transaction price: $506,367,167 NTD

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): BOC EDWARDS; non-related party transaction

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable

8.	Terms of delivery or payment (including payment period and monetary amount): 1) 90% paid upon shipment; 10% paid after acceptance 2) 100% paid after acceptance

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.	Name of the professional appraisal institution and its appraisal amount: Not applicable

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.	Is the appraisal report price a limited price or specific price? Not applicable

13.	Has an appraisal report not yet been obtained? Not applicable

14.	Reason an appraisal report has not yet been obtained: Not applicable

15.	Broker and broker’s fee: Not applicable

16.	Concrete purpose or use of the acquisition or disposition: to produce integrated circuits

17.	Do the directors have any objection to the present transaction? No

18.	Any other matters that need to be specified: None

www.umc.com Exhibit 99.17

ZyDAS Aligns with UMC for Production of 802.11a/b/g Compliant IC

1.	Date of occurrence of the event: 2004/04/14

2.	Cause of occurrence:

HSINCHU, Taiwan, April 14, 2004 –ZyDAS, a fabless IC design house that focuses on emerging communications technologies, and UMC (NYSE: UMC), a world leading semiconductor foundry, today announced that UMC is manufacturing ZyDAS’ newly-released ZD1211, a highly integrated 802.11a/b/g fully compliant single-chip Medium Access Controller (MAC), Baseband Processor (BBP), and USB2.0 interface, on its 0.18-micron mixed-signal process technology. This highly-integrated chip is designed to meet users’ requirements for an easy-to-use WLAN solution that delivers high throughput, low power, and high security.

Dr. Jackson Hu, CEO at UMC, said, “It is UMC’s business objective to bring customers’ leading IC products to market in the shortest time possible. UMC and ZyDAS have had great success manufacturing ZyDAS’ new products since we first partnered for their original WLAN chip solution in 2003. The introduction of the ZyDAS ZD1211 on our 0.18um mixed-signal technology represents another milestone in bringing highly evolved 802.11 compliant ICs to the public.”

UMC’s 0.18um mixed-signal technology is currently in mainstream volume production for a variety of customer products. A broad range of design and technology resources are available to support the platform, including silicon verified IP, design reference flows, and multiple transistor options.

3.	Countermeasures: None

4.	Any other matters that need to be specified: None

www.umc.com Exhibit 99.18

United Microelectronics Corporation

For the month of March, 2004

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC) 2) the pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC 3) the acquisition assets by UMC 4) the disposition of assets by UMC for the month of March, 2004

1)	The trading of directors, supervisors, executive officers and 10% shareholders

Title	Name	Number of shares held when elected (for Directors, Supervisors and Executive Officers) or as May 30, 2001	Number of shares held as of February 29, 2004	Number of shares held as of March 31, 2004	Changes
Director	Chris Chi		1,956,464	1,812,464	(144,000)
Director	Ching-Chang Wen		10,578,919	10,524,919	(54,000)
Director	Hong-Jen Wu		31,942,872	31,882,872	(60,000)
Director	Fu-Tai Liou		5,099,735	5,089,735	(10,000)

2)	The pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders :

Title	Name	Number of shares pledge as of February 29, 2004	Number of shares pledge as of March 31, 2004	Changes
N/A	N/A	0	0	0

3)	The acquisition assets (NT$ Thousand)

Description of assets	March	2004
Semiconductor Manufacturing Equipment	2,612,252	6,754,321
Fixed assets	0	0

4)	The disposition of assets (NT$ Thousand)

Description of assets	March	2004
Semiconductor Manufacturing Equipment	33,377	47,953
Fixed assets	0	0